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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                            ______________________

                               SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                             ______________________

                            THE TIMES MIRROR COMPANY
                           (NAME OF SUBJECT COMPANY)

                            THE TIMES MIRROR COMPANY
                     (NAMES OF PERSON(S) FILING STATEMENT)

                     SERIES A COMMON STOCK, $1.00 PAR VALUE
                                      AND
                     SERIES C COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  887364 10 7
                                      AND
                                  887364 30 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 MARK H. WILLES
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            THE TIMES MIRROR COMPANY
                              TIMES MIRROR SQUARE
                         LOS ANGELES, CALIFORNIA 90053
                                 (213) 237-3700
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             PETER F. ZIEGLER, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                         LOS ANGELES, CALIFORNIA  90071
                                 (213) 229-7000
                                      AND
                             JEROME L. COBEN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 SOUTH GRAND AVENUE
                         LOS ANGELES, CALIFORNIA  90071
                                 (213) 687-5000

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     The Times Mirror Company, a Delaware corporation ("Times Mirror"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, initially filed with the Securities and Exchange Commission on March 21, 2000, relating to the tender offer by Tribune Company, a Delaware corporation ("Tribune"), to purchase up to a total of 28 million shares of the outstanding Series A Common Stock, par value $1.00 per share and Series C Common Stock, par value $1.00 per share of Times Mirror (collectively, the "Shares") at $95 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 21, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (1) The third paragraph of Section 8 on page 27 of the Schedule 14D-9 (immediately prior to the chart entitled "2000-2002 Business Plan") is amended to read in its entirety as follows:

     "The projected financial information set forth below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond Times Mirror's or Tribune's control, and does not take into account any changes in Times Mirror's operations or capital structure which may result from the Offer and the Merger. Among other factors, the projected financial information assumes: revenue growth of 6% in 2000, 5% in 2001 and 6% in 2002; operating margin of 16.7% in 2000, 17.5% in 2001 and 18.0% in 2002; expense growth of 4.7%
in 2000, 4.2% in 2001 and 4.9% in 2002; cost of funds of 7.5% in 2000, 7.6% in
2001 and 7.8% in 2002; a tax rate of 43% in 2000, 43% in 2001 and 43% in 2002;
and capital expenditures of $180 million in 2000, $125 million in 2001 and $125 million in 2002. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that Times Mirror or any other person who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. Neither Tribune nor its representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projected financial information, and Times Mirror has made no representations to Tribune regarding such information."

     (2) The fourth paragraph of Section 8 on page 27 of the Schedule 14D-9 (immediately after to the chart entitled "2000-2002 Business Plan") is amended to read in its entirety as follows:

     "Cautionary Statement Concerning Forward-Looking Statements. Certain matters discussed herein, including without limitation, the Plan Projections, are forward-looking statements that involve risks and uncertainties. Such information has been included in this Schedule 14D-9 for the limited purpose of giving stockholders access to projections by Times Mirror's management that were made available to Tribune. Information was prepared by Times

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Mirror's management for internal use and not with a view to publication. The foregoing Plan Projections were based on assumptions concerning Times Mirror's operations and business prospects in 2000 through 2002, including the assumption that Times Mirror would continue to operate under the same ownership structure as then existed. The Plan Projections were also based on other revenue, expense and operating assumptions. Certain of these assumptions are set forth in the immediately preceding paragraph. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Times Mirror's control. Such uncertainties and contingencies include, but are not limited to: changes in the economic conditions in which Times Mirror operates; greater than anticipated competition or price pressures; new product offerings; better or worse than expected customer growth resulting in the need to expand operations and make capital investments; and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Plan Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this Offer to Purchase only because such information was made available to Tribune by Times Mirror. Neither Tribune's nor Times Mirror's independent accountants have examined or applied any agreed upon procedures to this information, and, accordingly, assume no responsibility for this information. Neither Tribune nor its representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projected financial information, and Times Mirror has made no representations to Tribune regarding such information. Neither Tribune nor Times Mirror intends to provide any updated information with respect to any forward-looking statements."

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  April 6, 2000

                              THE TIMES MIRROR COMPANY

                              By: /s/ Roger H. Molvar
                                 -----------------------------------------
                                      Roger H. Molvar
                                      Senior Vice President and Controller

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